November 20, 2006


Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:      Alanco Technologies, Inc.
         Preliminary Proxy Statement on Schedule 14A filed November 1, 2006 Form 10-KSB for the year ended June 30, 2006
         Form 8-K filed September 5, 2006 (should be September 11, 2006)
                                           ============================
         File No. 0-0937

Dear Ms. Jacobs:

Alanco received your comment letter, dated November 8, 2006, pertaining to a review by the SEC of our Preliminary Proxy Statement on Schedule 14A filed on November 1, 2006. In addition to the Proxy Statement, the comments referenced our Form 10-KSB and Form 8-K indicated above. We have filed a marked copy of our amended Proxy Statement and our amended Form 10-KSB modifying the documents as requested.

We have determined that we will not be able to meet the scheduled deadlines to hold our Annual Shareholders' Meeting on December 28, 2006. We have rescheduled the meeting for January 30, 2007. We do not anticipate that there will be any changes to our Proxy Statement other than a need to update information regarding the meeting date, record date and any changes in ownership that may occur before the new record date of December 8, 2006. The Proposals presented to the shareholders will not change. If possible, we would appreciate your continued review of our Proxy Statement at this time so that we will be able to meet the deadlines required to hold our meeting on January 30, 2007.

Presented below are the SEC comments specified in the November 8, 2006 letter and, in bold italics, the Company's response or proposal to resolve the deficiencies noted:

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2, page 15

1. You disclose that "[n]either the board of directors nor the Compensation/Administration Committee have estimated the number of Options to be granted to Employees and are expected to make this determination on a discretionary basis." Please revise to clarify that

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       you have no plans, proposals or arrangements to issue options pursuant to the 2006 stock option plan. To the extent that you know the benefits or amounts that will be received by or allocated to your employees, please revise your preliminary proxy statement to include the information required by Items 10(a)(2) and 10(b)(2)(ii) of Schedule 14A.

       We have deleted the statement referred to above from our Proxy Statement and have indicated on page 13 in the first paragraph of the section on Proposal No. 2 that the Company has no plans, proposals or arrangements to issue options pursuant to the plan and that the number of options to be received by employees is not determinable.

Proposal No. 3, page 16

2. We direct your attention to the immediately preceding comment. Similar disclosure should be provided as it relates to Proposal No. 3 and your 2006 directors and officers stock option plan. Also, your disclosure should be revised to disclose all of the information required by Item 10 of Schedule 14A. For example, but without limitation, it does not appear that your preliminary proxy statement contains the information required by Item 10(a) of Schedule 14A.

       We have revised our disclosure in Proposal No. 3 to include a table which outlines the determinable options to be issued to non-employee directors under the 2006 Directors and Officers Stock Option Plan. We have also included a statement indicating that options granted to other eligible officers is not determinable.

Proposal No. 4, page 16

3.     Please confirm that all disclosure required pursuant to Item 11 of
       Schedule 14A has been afforded with respect to this proposal. Please further provide us your analysis as to your disclosure requirements pursuant to Item 11(e). Please see the Instructions to Item 13 of
       Schedule 14A for additional guidance.

       We have incorporated by reference our 10-KSB/A for the fiscal year ended June 30, 2006, filed with the SEC on November 14, 2006, which includes the information required by Item 11(e) of Schedule 14A (which refers to the information required by Item 13(a)); our 8-K filed with the SEC on September 11, 2006, which includes certain pro forma financial information with respect to our acquisition of StarTrak Systems, LLC; and our 10-QSB filed with the SEC on November 20, 2006, updating the financial information for the fiscal quarter ended September 30, 2006 required by Item 13(a) of Schedule 14A.

Proposal No. 5, page 17

4. Notwithstanding your disclosure that this proposal seeking shareholder approval for shares of Class A common stock to be issued as consideration for your acquisition of StarTrak Systems is not seeking approval for the acquisition, it appears that such approval is necessary to pay the outstanding obligation for your acquisition of StarTrak Systems in shares of your common stock rather than cash. Pursuant to Note A to Schedule 14A, it accordingly appears that this proposal also operates to authorize your acquisition of StarTrak Systems using your capital stock as consideration rather than cash. Please revise your disclosure to properly characterize this proposal in light of the foregoing. In this regard, disclose all of the information required by Item 14 of Schedule 14A, including the financial statements required by Item 14(b) and (c). Please revise your disclosure or advise us otherwise.

       We disagree that "[p]ursuant to Note A to Schedule 14A, it accordingly appears that this proposal also operates to authorize your acquisition of StarTrak Systems using your capital stock as consideration rather than cash." We interpret Note A to require the disclosures of Item 14 of
       Schedule 14A even though the shareholders will not have the opportunity to vote on the acquisition. Note A does not modify the general corporate law applicable to our company to make a shareholder vote mandatory, rather it only requires certain disclosures even though such approval is not necessary. It would be misleading to suggest to our shareholders that they have the right to approve or disapprove of the acquisition and we do not believe that the title to the proposal requires modification. The information required by Note A, that is the information required by Item 14 of Schedule 14A, including the financial statements required by Item 14(b) and (c), is presented in the Proxy Statement. Such financial information has been incorporated by reference.

5. Your disclosure on page 18 states that if the proposal is not approved, then you may seek other equity issuances in order to raise the necessary funds to meet your cash obligation as a result of the acquisition of StarTrak Systems. Please note that if such equity issuances otherwise require shareholder approval, then the above comment appears equally applicable with respect to such proposal. Please confirm your understanding of the foregoing or advise us otherwise.

       We understand and agree that if we raise cash by issuing equity that requires shareholder approval with respect to our acquisition of StarTrak that your comments under number 4 above would be equally applicable.

Information Incorporated by Reference

6. Please advise us of the reason(s) for your incorporation by reference of certain filings into your proxy statement. Please see Note D of Schedule 14A for additional guidance. In this regard, it does not appear that the reports incorporated by reference have been incorporated in a manner permitted by the items of Schedule 14A.

       We have revised the "Information Incorporated by Reference" section to include only those filings pertinent to information provided in the Proxy Statement. We have also included Form 8-K filed with the SEC on September 11, 2006 in the documents that can be provided to shareholders upon request.

Form 10-KSB for the Year Ended June 30, 2006

7. We note our comment 19 of our letter dated November 3, 2006 relating to your Form S-3 filed on October 6, 2006 as well as comment 6 of our letter dated December 6, 2005 which related to your controls and procedure disclosure in your Form 10-KSB for the year ended December 31, 2005. We reissue our comments. Your disclosure with respect to your disclosure controls and procedures does not conform to the requirements of Rule 15d-15 under the Exchange Act and Item 307 of Regulation S-B. We note your discussion of "various evaluations" of your disclosure controls and procedures "some of which occurred during the 90 days prior to the filing" in which your officers "believe[d] that these controls and procedures [to be] effective" but only to the extent of "ensur[ing] that [you are] able to collect, process and disclose the information [you are] required to disclose." Pursuant to Rule 15d-15(b) and Item 307, your officers must perform an evaluation of your disclosure controls and procedures as of the end of each fiscal quarter. In addition, your officers must determine whether such disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Accordingly, please revise to disclose whether your officers determined your disclosure controls and procedures, as defined pursuant to Rule 15d-15(e), to be effective as of June 30, 2006. Please also confirm to us that you will consider this comment in preparing future periodic reports.

       The section has been revised. Our disclosure controls and procedures met all of the requirements for the period ending June 30, 2006. We will conform our disclosure to meet these requirements in future filings.

8. We note our comment 19 of our letter dated November 3, 2006 relating to your Form S-3 filed on October 6, 2006 as well as our comment 7 of our letter dated December 6, 2005 which related to your controls and procedure disclosure in your Form 10-KSB for the year ended December 31, 2005. We reissue our comments. Your definition for "internal controls" differs from the definition for internal control over financial reporting that is set forth in Rule 15d-15(f) under the Exchange Act. Please revise to confirm whether your internal control over financial reporting conforms to the definition set forth in Rule 15d-15(f). We also note your disclosure that "[s]ince the date of the most recent evaluation...there have been no significant changes in such controls or in other factors that could have significantly affected those controls." Please note that
       Item 308(c) of Regulation S-B requires the disclosure of any change in your internal control over financial reporting that occurred during your "last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. Please revise to provide the necessary disclosure pursuant to
       Item 308(c). Please also confirm to us that you will consider this comment in preparing future periodic reports.

       The section has been revised pursuant to Item 308(c). We will consider your comment in preparing future periodic reports.

Form 8-K filed September 5, 2006

9. With respect to your acquisition of StarTrak Systems, it does not appear that interim financial statement pursuant to Item 310(c)(3)(i) of Regulation S-B nor pro forma information pursuant to Item 310(d) of Regulation S-B has been provided. Please revise or otherwise advise.

       Our Form 8-K filed with the SEC on September 11, 2006 included as Exhibit
       99.1 the audited financial statements of StarTrak Systems, LLC, for the years ended December 31, 2004 and 2005, pro forma condensed consolidated balance sheet as of March 31, 2006 and pro forma condensed consolidated statements of operations for the year ended June 30, 2005 and the nine months ended March 31, 2006. This document is being incorporated by reference in our Proxy Statement. Pursuant to Note D(4) of Schedule 14A, the StarTrak financial statements will be filed electronically with the Proxy Statement.

If you have any questions, please contact John Carlson directly at (480) 505-4869 or Adele Mackintosh directly at (480) 505-4857.

Sincerely,

/s/John A. Carlson                             /s/Adele Mackintosh

John A. Carlson                                Adele Mackintosh
Executive VP and CFO                           Corporate Secretary